SICHENZIA ROSS FRIEDMAN FERENCE
       61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
                                  www.srff.com

                                                                    May 15, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Linda Cvrkel, Branch Chief
              John Stickel
              Claire Erlanger

              Re:   Joystar, Inc.
                    Registration Statement on Form SB-2
                    Filed December 19, 2006 (File No. 333-139461)

Dear Ms. Cvrkel:

     On behalf of Joystar, Inc. ("Joystar" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") in connection with the above referenced filings as set forth in the comment letter of January 4, 2007.

Management's Discussion and Analysis
------------------------------------

Results of Operations, page 23
------------------------------

1. We note your use of the non-GAAP financial measure gross travel bookings in your discussion of your results of operations. Please revise to explain the nature of the measure "gross travel bookings" and to clearly indicate that the measure is not derived from the financial statements. Your revised disclosure should also discuss how gross travel bookings differs from the revenue amounts recorded in the financial statements, and specifically state that the amounts recorded in the financial statements reflect only the commissions from the gross travel bookings. Also, each reference to gross travel bookings should be revised to include the revenues received from those bookings.

     Response:
     --------
     The Company has revised its discussion of "gross travel bookings" in accordance with the Commission's comment.

Certain Relationships and Related Transactions
----------------------------------------------

2. We note the disclosure indicating that in March 2005, a director and Executive Vice President loaned the Company an amount of $105,997. Please revise the Company's financial statements to disclose the terms of this loan arrangement. Also, please indicate whether this loan has been repaid or converted into the Company's common shares as no significant related party loans are reflected in the Company's September 30, 2006 balance sheet.

     Response:
     --------
     The Company has revised the above-referenced disclosure in accordance with the Commission's comment.


Interim Financial Statements for the Nine Months ended September 30, 2006
-------------------------------------------------------------------------

     General
     -------

3. We note from the Company's consolidated balance sheet at September 30, 2006 that the Company had 50,000,000 shares authorized and 44,281,742 shares outstanding at this date. We also note from the disclosure in Note 4 that the Company had 9,478,572 outstanding warrants to purchase common stock at a price of $.50 per share and 1,407,158 outstanding warrants to purchase common stock at a price of 5.35 per share at this date. As a result, it appears that the Company did not have an adequate number of authorized shares to satisfy its outstanding common stock purchase warrants at this date. Given the lack of adequate authorized shares to satisfy its outstanding stock purchase warrants at this date, please indicate whether the Company has recognized a derivative liability for its outstanding stock purchase warrants at this date pursuant to EITF 00-19 and explain how any liability recognized was calculated or determined. We may have further comment upon receipt of your response.

     Response:
     --------

     The financial statements for the year ended December 31, 2006 included in the SB-2 contain adjustments for derivative liabilities associated with the lack of sufficient authorized shares. Please see the line item on the Balance Sheet "Accrued Liability related to warrants and stock purchase rights" and Note 2 to the financial statements.

Balance Sheet, page F-2
-----------------------

4. Please explain to us, and disclose in the notes to your financial statements, the nature of the "other receivables" balance at September 30, 2006. Include in your response and revised disclosure, the nature of the terms of the receivables, the dates the receivables were originally recorded, and why you believe the amounts are collectable as of September 30, 2006. Also tell us if any of the amounts have been collected subsequent to the balance sheet date. See Item 310(ii) of Regulation SB. Additionally, please revise your liquidity and capital resources section of MD&A to include a discussion of the other receivables balance similar to that in the revised note to the financial statements. See Item 303(b)(2) of Regulation SB.

     Response:
     --------

     The Company's receivables principally consist of commissions due from travel suppliers. The Company recognizes revenue and books a receivable in the quarter when the reservation has been made by the travel agent. Typically, the travel suppliers pay the commissions after the travel has been completed

     The amount reflected in receivables as of December 31, 2006 represents the net amount that Company believes is collectible as of that date, based on an analysis of its collection experience in 2006 and anticipated collections in 2007.

     During the first three months of 2007 the Company collected commissions of approximately $1,300,000, principally consisting of receivables generated during 2006.

     The Company has revised the notes to its financial statements (please see "accounts receivable" under Note 2) and the liquidity and capital reserves section of the MD&A in accordance with the Commission's comment.

     Other
     -----

5. Revise the notes to the interim financial statements to include a "subsequent events" footnote that discloses the significant terms of the private placement that was completed on November 16, 2006.

     Response:
     ---------

     The notes to the financial statements have been revised to disclose the significant terms of the private placement that was completed on November 16, 2006, in accordance with the Commission's comment. Please see Note 5.

Joystar Audited Financial Statements
------------------------------------

Note 2. Summary of Significant Accounting Policies
--------------------------------------------------

Revenue Recognition
--------------------

6. We note the disclosure indicating that the Company passes reservations booked by customers to the relevant travel supplier and receives a commission or ticketing fee from the travel supplier for its services. We also note that the revenues are typically recognized by the Company at the time the reservation is booked although the disclosure on page 19 indicates that the Company does not receive the commission from the travel supplier until after the related travel has been completed Please tell us in further detail why you believe it is appropriate to recognize revenues at the time the travel is booked rather than when the related travel is completed. As part of your response, please indicate whether you have been required to adjust the revenues recognized during the periods presented in the Company's financial statements as a result of cancellations by customers and tell us the amounts of any revenue adjustments recognized as a result of customer cancellations.

     Response:
     --------

     The Company records revenue based principally on Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition." The Company recognizes revenue when it is earned and realizable based on the following criteria: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured.

     Commission revenue for reservations is paid to the Company by the travel suppliers, typically upon completion of the travel associated with the reservation. Because the average time lag between booking date and commission payment date is approximately six months, the Company recognizes a reserve against revenues for bookings that may not produce a collectible commission due to possible cancellations or other factors, including non-payment by suppliers for reservations that are deemed by the supplier to be non-commissionable. For the year ended December 31, 2006 the Company recognized a reserve equal to 25% of the gross commissions generated. The Company determined that this amount was sufficient to reflect the Company's net collectable revenue as of December 31, 2006, including possible uncollectible amounts with respect to revenue recognized for the year ending December 31, 2005. This determination was based on the Company's experience factor and an analysis of its collection experience. The Company believes that no further adjustment is necessary.

7. Revise to disclose your revenue recognition policy with respect to fee-based memberships, "overrides" and "co-op marketing dollars". Also, explain why you believe it is appropriate to include "overrides" and "co-op marketing dollars" in revenues as the discussion on page 24 of MD&A implies.

     Response:
     --------

     The Company recognizes revenue for additional payments from travel suppliers that are commonly referred to as "overrides" or "co-op marketing dollars". Typically these payments are contingent upon the Company producing a certain threshold level of bookings or sales with these suppliers. The Company monitors agreements that it has with various suppliers.

     The Company has revised Note 2 to its financial statements in accordance with the Commission's comment.


     Net Loss Per Share
     ------------------

8. Revise to disclose the number of outstanding warrants that could potentially diluted basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the disclosure requirements outlined in paragraph 40c of SFAS No.128. The notes to your interim financial statements should be similarly revised.

     Response:
     --------

     The Company has revised its financial statement in accordance with the Commission's comment. Please see Note 5.

Note 5. Capital Stock Common Stock
----------------------------------

9. Please tell us and explain in the notes to your financial statements how you valued the shares issued during 2004 and 2005 in exchange for notes payable to shareholders aggregating $83,295 and $259,834, respectively. Also, please explain how you valued the shares issued for an accrued payroll liability and for assets valued at $70,125 during 2005. In addition, revise the interim financial statements to explain how the shares issued for services during the nine months ended September 30, 2006 were valued.

     Response:
     --------

     The Company valued the shares issued in 2004 and 2005 in exchange for notes payable to shareholders based on the fair market value as determined by a recent private placement to institutional and accredited investors. The Company valued the shares issued for an accrued payroll liability and for assets valued at $70,125 during 2005 based on the fair market value as determined by a recent private placement to institutional and accredited investors. The Company valued the shares issued for services during 2006 based on the fair market value as determined by a recent private placement to institutional and accredited investors.

     The Company has revised Note 5 to its financial statements in accordance with the Commission's comment.

10. The disclosure in Note 5 which indicates that the Company issued 742,211 shares of common stock for a note payable to stockholder for $259,834 during 2005 is inconsistent with the disclosures on pages 1 and 15 of the registration statement which indicate 1,642,885 shares were issued on June 30, 2005 to two officers and directors upon conversion of their respective loans totaling $575,000. Please reconcile and revise these disclosures.

     Response:
     --------

     The two disclosures referred to above relate to separate transactions and are not inconsistent.

11. Revise the notes to the Company's audited and interim financial statements to disclose the significant terms of the transactions in which the Company issued warrants to acquire its common shares. As part of the revised disclosure, please disclose the exercises prices and expiration dates of the wan-ants issued.

     Response:
     --------

     The Company has revised the notes to its financial statements to disclose the significant terms of transactions in which the Company issued warrants to acquire its common stock in accordance with the Commission's comment. Please see Note 5.


Note 8. Commitments and Contingencies
-------------------------------------

     Operating Lease
     ---------------

12. We note from the discussion on page 27 that the Company's lease arrangements provide for increasing rental rates over the lease terms. Please confirm that the Company recognizes rental expense associated with its leases on a straight-line basis over the lease term in accordance with paragraph 15 of SFAS No.13.

     Response:
     --------

     In accordance with the Commission's comment, the Company confirms that it recognizes rental expense associated with its leases on a straight-line basis over the lease term in accordance with paragraph 15 of SFAS No. 13.

Exhibit 23.1 Consent of Independent Auditors

13. Since the audit report issued by Mendoza Berger and Company, LLP has been included in the Form SB-2 on page F-8, the consent included as Exhibit 23.1 appears to be incorrectly worded since it indicates the report has been incorporated by reference in the registration statement. Please revise to correct this error. Also, revise the consent to eliminate the reference to the Annual Report on Form 10-KSB for the years ended December 31, 2005 and 2004. The consent should refer only to the audit report issued by the independent auditor with regard to the Company's December 31, 2005 arid 2004 financial statements. Similarly, remove the reference to the unaudited financial statements and related Form 10-QSB for the nine and three months ended September 30, 2006 and 2005 since the independent auditors report dated March 17, 2006 does not relate or refer to these financial statements.

     Response:
     --------

     The consent included as Exhibit 23.1 has been revised in accordance with the Commission's comment.


     Updated Financial Statements
     ----------------------------

14. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement. Because you have generated a loss for the years ended December 31, 2005 and 2004 and the nine months ended September 30, 2006, it appears that you would not meet the condition in section (2)(ii) of this rule and would be required to file updated audited financial statements for the year ended December 31, 2006 if the Form SB-2 is not effective by February 14, 2007.

     Response:
     --------

     The  financial   statements  have  been  updated  in  accordance  with  the
     Commission's comment.

15. Provide a currently dated consent from the independent public accountant in the next amendment.

     Response:
     --------

     The Company has provided a currently dated consent from the independent public accountant in accordance with the Commission's comment.


                                           Very Truly Yours,

                                           /s/ Richard A. Friedman
                                           -----------------------
                                               Richard A. Friedman